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                                                                      EXHIBIT 3

                         TOTAL CONTROL PRODUCTS, INC.
                           2001 NORTH JANICE AVENUE
                         MELROSE PARK, ILLINOIS 60160
                                (708) 345-5500

                                                              November 30, 1998

Dear Shareholders:

  I am pleased to inform you that Total Control Products, Inc. (the "Company") has entered into an Agreement and Plan of Merger dated as of November 22, 1998 (the "Merger Agreement") with GE Fanuc Automation North America, Inc., a Delaware corporation ("GE Fanuc"), and Orion Merger Corp., an Illinois corporation and the wholly-owned subsidiary of GE Fanuc ("Merger Subsidiary"), pursuant to which Merger Subsidiary has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of common stock, no par value ("Shares"), of the Company at a purchase price of $11.00 per Share, net to the seller in cash. The Merger Agreement provides for the making of the Offer which, if consummated and certain conditions are satisfied, will be followed by a merger of Merger Subsidiary with and into the Company (the "Merger"), with the Company surviving as a wholly-owned subsidiary of GE Fanuc.

  In the Merger, Shares (other than Shares owned by GE Fanuc, Merger Subsidiary or the Company or Shares held by shareholders who properly exercise dissenters' rights under Illinois law) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer, without interest thereon.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY. YOUR BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  In arriving at its recommendation, the Board of Directors each gave consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Adams Harkness & Hill, Inc., the Board of Director's financial advisors, that, subject to the various assumptions and limitations set forth therein, as of the date of such opinion, the $11.00 cash price to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement is fair to such holders from a financial point of view.

  In addition to the attached Schedule 14D-9, enclosed is the Offer to Purchase dated November 30, 1998, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares pursuant to the Offer. These documents state the terms and conditions of the Offer and the Merger, provide detailed information about the transactions and include instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                          Very truly yours,

                                          /s/ Nicholas T. Gihl
                                          Chairman of the Board, President
                                          and Chief Executive Officer